

January 3, 2022

Paul W. Cobb
Executive Vice President, General Counsel and Corporate Secretary
PAE Inc
7799 Leesburg Pike, Suite 300 North
Falls Church, VA 22043

> **Re: PAE Inc**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 6, 2021**
> **File No. 001-38643**

Dear Mr. Cobb:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sean M. Donahue, Esq.